

puptimize

Making it easy to be a great dog owner.

Disclaimer



This presentation contains offering materials prepared solely by Puptimize, Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

puptimize making it easy to be a great dog owner.



Kelly just adopted her first dog.
She's excited, but she has a million questions.

Pet owners are struggling

63%

of dogs are relinquished
during their lifetimes[1]

 **3.3M**

dogs/year in shelters[2]

We believe
**lack of preparation
and education** is
the root cause.

[1] 2015-2016 APPA National Pet Owners Survey
[2] 2016 ASPCA estimate

puptimize making it easy to be
a great dog owner.

Pet owners need a trusted authority

69% said **undesirable behavior** was a major frustration[1]

48% use **trial and error** to decide which products to buy[1]

65% search for answers online, **no sites are used consistently**[1]

63% of dogs are **relinquished** by their owners[2],

Raising a dog is an **expensive guessing game.**

[1] 2015 Puppy Owner Segmentation Study (primary)
[2] 2015-2016 APPA National Pet Owners Survey
[3] 2015 ASPCA estimate

puptimize **making it easy to be a great dog owner.**

Puptimize eliminates the guesswork



The marketplace that makes it easy to be a great dog owner

- Free training and education
- Expert-recommended products
- Trusted, vetted local services

...**tailored to you and your dog.**

puptimize making it easy to be
a great dog owner.

A digital instruction manual for your dog

Puptimize attracts users with **free, personalized tools and education**

Pet preparation/selection

Puppy instruction

Custom training/guidance

Food/nutrition selection

Problem solving

Health/insurance

Exercise/games

Grooming

Boarding/travel

Like **tripadvisor** or **houzz** for the pet industry…

Welcome to Puptimize!

Puptimize is a personalized, digital instruction manual for your dog

Already a Member? Log In

puptimize making it easy to be a great dog owner.

Training is the ideal starting point

79%
of owners **want to teach** their dog new skills or improve existing ones[1]



60.2M
households with dogs[2]



77%
of owners are not attempting to teach their dog anything [1]



51%
say **knowledge** is a barrier, followed by trainer **cost** (20%) and **time** (15%)[1]



75%
of dog owners **choose DIY training**, which currently fails at rates of 90%+ [1]

[1] 2016 Training App Market Study (primary)
[2] 2017 APPA National Pet Owners Survey

puptimize making it easy to be a great dog owner.

Free tools drive product/service revenue

1 Free tools and education drive user acquisition



- Pet prep/selection
- Puppy instruction
- **Custom training**
- Food selection
- Problem solving
- Health/insurance
- Exercise/games
- Grooming
- Boarding/travel

















2 Affiliate products tailored to goals and dog (50%)



Products you'll need before getting started
15' training leash
Training treats
Buy on Amazon

3 Service provider finder/ premium listings (40%)



Find Pros
Veterinarians
Trainers
Groomers
Walkers

4 Paid on-demand video help from trainers, etc. (10%)



Messages

Clear competitive advantages

● Advantage/differentiator
○ Competency

		Puptimize	BM Chain $11.4B[1]	OL Pet $4.0B[2]	OL Gen. $6.0B[3]	BM Indie $6.7B[1]	Training DIY	Training Group	Training Private
Personalized	Training, products, and services tailored to you and your dog	●							●
Convenient	Training, education, products, and services in one location	●	●						
Trustworthy	Instructions and product recommendations from experts	●		○		●	○	○	●
Effective	Daily activities promote engagement/long-term skill building	●							●
Simple	Step-by-step instructions with illustrations, animations, and video	●							
Motivating	Performance tracking and rewards	●							
Engaging	Fun activities and social media integration	●							
Affordable	Everyday low prices	●	○	○	●		●	○	

[1] 2016 IBISWorld Industry Report 45391
[2] 2015 IBISWorld Online Pet Food & Pet Supply Sales

puptimize making it easy to be a great dog owner.

Growing Industry

 **77.8M**
total dogs[1]

 **35,000**
born every day[1]

 **60.2M**

[1] 2015-2016 APPA National Pet Owners Survey

U.S. Pet Industry Expenditures (2003-2017)



billions



puptimize making it easy to be
a great dog owner.

Validated by customers and rescues

Full product/marketing launch: Mar. 15, 2017

Core metrics

20K+ installations

2.9K+ WAUs

9.6K+ MAUs

$0.73 CPA

Earned/channel marketing traction

33+ rescue partners

300+ rescue pipeline

86% rescue close rate*

2 media articles

















VANDERPUMPDOGS
THE VANDERPUMP DOG FOUNDATION

SecondChanceDogRescue.org

ARF!

Scratch n Belly DOG RESCUE A Non-Profit Organization

PASSION 4 PITTIES

BAJA ANIMAL SANCTUARY, A.C. ADOPT

THE HUFFINGTON POST

SAN DIEGO BUSINESS JOURNAL

*In our early days of rescue recruiting, 10 rescues started using our tools and only two declined to use them (hence the 86%). As we have continued reaching out to more rescues, we have added around 20 more partners with no additional rescues declining to use our tools. However, we do not believe that rate is sustainable. Long term we would expect the 86% number to be more realistic.

puptimize making it easy to be a great dog owner.

Marketing with a mission

1. Direct to consumer
- Rapid user acquisition
- Low CPA (<$1.50)
- Low overhead
- Little competition
- Large tool kit, many low-cost tactics

2. Rescues/shelters
- Slow, consistent user acquisition
- Maximizes revenue/LTV
- Symbiotic relationship
  - Reduces burden on volunteers
  - Drives adopters to partner rescues
- Long-term alliances (industry association)

3. Channel partners
- Scale with business
- Mutually beneficial
  - AKC
  - Product manufacturers
  - Insurance providers
  - Pet tech alliances (walking/sitting services)
  - Local service providers

Awareness

puptimize making it easy to be a great dog owner.

The right team for the challenge

Rob Steinberg (Co-Founder)



The digital marketing expert

- Digital, mobile, social marketing leader
- **15+ years experience at leading digital companies** (Yahoo, Shazam)
- Global Head Integrated Marketing at Shazam

Colleen Demling



The industry/dog training expert

- Owner of San Diego's top training company
- **25K+ hours of hands-on training experience**
- Contributor to Yahoo, Huffington Post, Woman's Day, multiple TV shows

D.J. Todd (Co-Founder)



The customer/product expert

- Senior product development/marketing leader
- **17+ years product development/product management experience** (HP, Intuit)
- Member of exec. team that led previous company to private equity exit

Key Investors/Mentors

Thomas Doyle (investor/mentor)
Former Qualcomm and Whistle Labs executive, startup CTO/president

Christopher Shattuck (mentor)
Engineering Director, ESPN and two-time startup CTO

Sean Conlon (mentor)
Founder/CEO, Petbox

puptimize making it easy to be a great dog owner.

Clear need, right solution, right team



Growing Industry

$70B+

Large Market

60.2M households

Proven Need

79% want to train/teach

Societal impact

63% given away/abandoned

Proven Model

$2.3B valuation for Houzz

Clear Advantages

Easy, convenient, personalized

Right Team

70 yrs. of relevant experience

puptimize making it easy to be a great dog owner.

Appendix A
Support Slides

Training focused on owner needs

1. **Download and launch the free Puptimize app.**



puptimize
Making it easy to be a great dog owner

2. **Answer a few basic questions about your dog and schedule.**



Sketch
9:41 AM
100%
Which word best describes Luna's personality?
Shy
Confident

3. **Choose the command, trick, game, or skill you want to teach your dog** (or select from complete training bundles)



Sketch
9:41 AM
100%
All Lessons
NEW LESSONS!
Commands
35%
Tricks
14%
Games
26%

Training focused on owner needs

4

Puptimize creates a custom training plan for you, based on your dog's personality and your schedule.


Sketch
9:41 AM
100%
My Training
Commands
Come
50% Complete
Tricks
Name
50% Complete
Games

5

Each lesson includes time estimates, an overview video, and important ground rules.


Sketch
9:41 AM
100%
Commands
Come
15
Activities
10
Min. a day
Luna should know
Attention
Leash Familiarity
We've completed these

6

In the intro, you can also buy trainer-recommended products that correspond to each lesson.


We've completed these
Products You'll Need
15' Training Leash
Special Treats
Training Treats
I have these
Start Lesson

puptimize making it easy to be a great dog owner.

Training focused on owner needs

7

Each day, Puptimize delivers a new activity to help you build the desired skills, complete with visual step-by-step instructions.


The Basics
Overview
We'll start teaching Luna the basics of the "come" command with an easy indoor activity.
Location
Indoor area with no distractions
Training tools
6' leash
Luna's favorite training treats
Start
Step 3
Wait for your dog to look away from you. With the leash in one hand and your high value treat hidden in another, tell your dog to "Come" in an upbeat tone
Don't show your dog what is in your hand

8

Puptimize helps you track and share your performance to increase motivation.


Progress
Performance
Basics: 233/270
Puppy Training: 258/270
Advanced: 63/270
Needs Improve
Games: 99/270
Milestones
Mr. Obedient
Max has reached a milestone!
Mr. Obedient
Achievement
Share
Go to My Training

puptimize making it easy to be a great dog owner.